Mail Stop 4561

August 29, 2008

David Karp
CFO, Treasurer and Secretary
Counterpath Corporation
Suite 300, One Bentall Center
505 Burrard Street, Box 95
Vancouver, BC V7M 1X3
Canada

> **Re:** **Counterpath Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed: August 28, 2008**
> **File No. 000-50346**

Dear Mr. Karp:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comment below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. On August 28, 2008, your company filed, as a definitive proxy statement, a Schedule 14A relating to your upcoming meeting involving the election of directors. Given that you filed this Schedule 14A prior to the expiration of the 10 calendar day period set forth in Rule 14a-6 under the Securities Exchange Act of 1934, and given that this Schedule 14A does not contain additional disclosure responsive to our letter dated August 28, 2008 which you will include in the proxy statement which you send or give to security holders, we do not view this Schedule 14A as a definitive proxy statement. Accordingly, we do not view the information set forth in this Schedule 14A which is responsive to Part III of Form 10-K as having been incorporated into your Form 10-K for the fiscal year ended April 30, 2008 consistent with General Instruction G(3) to Form 10-K. Please

amend your Form 10-K for the fiscal year ended April 30, 2008 to include therein the information required by Part III of Form 10-K.

*   *   *   *   *

As appropriate, please amend your filing and respond to our comment within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Matthew Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (604) 687-6314
        Virgil Z. Hilus
        Clark Wilson LLP